                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 13)1

                            WEBFINANCIAL CORPORATION
                            ------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    777764309
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 17, 2004
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box [ ].

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------

1         The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

---------------------------                           --------------------------
CUSIP No. 777764309                    13D               Page 2 of 10 Pages
---------------------------                           --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  5,069,575
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               5,069,575
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     5,069,575
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     58.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                           --------------------------
CUSIP No. 777764309                    13D               Page 3 of 10 Pages
---------------------------                           --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  5,069,575
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               5,069,575
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     5,069,575
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     58.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                           --------------------------
CUSIP No. 777764309                    13D               Page 4 of 10 Pages
---------------------------                           --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  5,072,075**
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               5,072,075**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     5,072,075**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     58.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Consists of the 5,069,575  Shares of Common Stock held by Steel  Partners II,
   L.P. and 2,500 Shares of Common Stock held by Mr. Lichtenstein.

---------------------------                           --------------------------
CUSIP No. 777764309                    13D               Page 5 of 10 Pages
---------------------------                           --------------------------

          The following constitutes Amendment No. 13 ("Amendment No. 13") to the
Schedule 13D filed by the undersigned. This Amendment No. 13 amends the Schedule
13D as specifically set forth.

   Item 1 is hereby amended and restated to read as follows:

Item 1.   SECURITY AND ISSUER.
          -------------------

          This statement relates to shares of the Common Stock,  $.001 par value
(the  "Shares"),  of  WebFinancial  Corporation  (the  "Issuer").  The principal executive  offices of the Issuer are located at 590 Madison Avenue,  32nd Floor,
New York, New York 10022.

   Item 2 is hereby amended and restated to read as follows:

Item 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a) This  statement  is filed by Steel  Partners  II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited liability company ("Partners LLC") and Warren G.  Lichtenstein.  Each of
the  foregoing is referred to as a "Reporting  Person" and  collectively  as the
"Reporting Persons."

          Partners  LLC is the general  partner of Steel  Partners  II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

          (b) The principal  business  address of each  Reporting  Person is 590
Madison Avenue, 32nd Floor, New York, New York 10022.

          (c) The  principal  business of Steel  Partners II is investing in the securities of small cap  companies.  The  principal  business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of
Mr.  Lichtenstein  is investing in the  securities of small cap  companies.  Mr.
Lichtenstein  is also the Chairman of the Board and Chief  Executive  Officer of
the Issuer.

          (d) No  Reporting  Person  has,  during  the  last  five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

---------------------------                           --------------------------
CUSIP No. 777764309                    13D               Page 6 of 10 Pages
---------------------------                           --------------------------

          (e) No Reporting Person has, during the last five years, been party to
a  civil  proceeding  of  a  judicial  or   administrative   body  of  competent
jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Lichtenstein is a citizen of the United States of America.

   Item 3 is hereby amended and restated to read as follows:

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          The aggregate  purchase  price of the 5,069,575  Shares owned by Steel
Partners II is $12,119,414.  The Shares owned by Steel Partners II were acquired with partnership  funds. The aggregate  purchase price of the 2,500 Shares owned by Mr. Lichtenstein is $8,281 and came from his personal funds.

   Item 4 is hereby amended to add the following:

          On July 14, 2004, the Issuer distributed to holders of its outstanding
Common Stock  nontransferable  rights to purchase  additional Shares at $2.25 in cash per Share (the "Rights Offering"). Stockholders received one right for each
Share held of record by them as of the close of business  on July 9, 2004.  Each right entitled its holder to purchase one Share. The Rights Offering  included a basic subscription privilege and oversubscription  privilege.  Steel Partners II exercised its basic subscription privilege to purchase 1,737,345 Shares, as well as its  oversubscription  privilege.  On August 17, 2004, the subscription agent informed Steel Partners II that it was allotted an additional  1,594,885  Shares pursuant to its  oversubscription  privilege.  After giving effect to the Shares issued to it in the Rights  Offering,  Steel  Partners II holds an  aggregate of
5,069,575 Shares,  representing  approximately  58% of the Issuer's  outstanding
Shares.

   Item 5(a) is hereby amended and restated to read as follows:

          (a) The aggregate  percentage of Shares  reported owned by each person named  herein is based upon  8,733,732  Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the Issuer's  Quarterly  Report on
Form  10-QSB for the  quarter  ended June 30,  2004 after  giving  effect to the
Shares issued as a result of the Rights Offering.

---------------------------                           --------------------------
CUSIP No. 777764309                    13D               Page 7 of 10 Pages
---------------------------                           --------------------------

          As of the close of  business  on August 18,  2004,  Steel  Partners II beneficially  owned 5,069,575 Shares,  constituting  approximately  58.0% of the
Shares  outstanding.  Mr.  Lichtenstein  beneficially  owned  5,072,075  Shares, constituting approximately 58.1% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive  power with respect to the 2,500 Shares owned by him and the 5,069,575  Shares owned by Steel  Partners II by virtue of his authority to vote and dispose of such Shares.

     Item 5(c) is hereby amended to add the following:

          There  were no  transactions  by the  Reporting  Persons in the Shares during the past 60 days other than the acquisition of 3,332,230  Shares by Steel
Partners II in connection with the Rights Offering.

   Item 7 is hereby amended to add the following Exhibit:

          2.   Joint  Filing  Agreement  by and among Steel  Partners  II, L.P.,
               Steel Partners,  L.L.C. and Warren G. Lichtenstein,  dated August
               19, 2004.

---------------------------                           --------------------------
CUSIP No. 777764309                    13D               Page 8 of 10 Pages
---------------------------                           --------------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: August 19, 2004              STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.
                                        General Partner

                                    By:  /s/ Warren G. Lichtenstein
                                       -----------------------------
                                       Warren G. Lichtenstein
                                       Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By:  /s/ Warren G. Lichtenstein
                                       ----------------------------
                                       Warren G. Lichtenstein
                                       Managing Member

                                      /s/ Warren G. Lichtenstein
                                    ----------------------------
                                    WARREN G. LICHTENSTEIN

---------------------------                           --------------------------
CUSIP No. 777764309                    13D               Page 9 of 10 Pages
---------------------------                           --------------------------

                                  EXHIBIT INDEX

Exhibit                                                                   Page
-------                                                                   ----

1.   Joint Filing  Agreement by and among Steel  Partners                  --
     II,  L.P.  and Warren G.  Lichtenstein,  dated July 22,
     1997 (previously filed).

2.   Joint Filing  Agreement by and among Steel Partners II,               10
     L.P.,   Steel  Partners,   L.L.C.   and  Warren  G.
     Lichtenstein, dated August 19, 2004.

---------------------------                           --------------------------
CUSIP No. 777764309                    13D               Page 10 of 10 Pages
---------------------------                           --------------------------

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a  Statement  on  Schedule  13D dated  August 19, 2004
(including  amendments thereto) with respect to the Common Stock of WebFinancial
Corporation.  This Joint Filing  Agreement  shall be filed as an Exhibit to such
Statement.

Dated:  August 19, 2004              STEEL PARTNERS II, L.P.

                                     By:   Steel Partners, L.L.C.
                                           General Partner

                                     By: /s/ Warren G. Lichtenstein
                                        ---------------------------
                                        Warren G. Lichtenstein
                                        Managing Member

                                     STEEL PARTNERS, L.L.C.

                                     By: /s/ Warren G. Lichtenstein
                                        ---------------------------
                                        Warren G. Lichtenstein
                                        Managing Member

                                        /s/ Warren G. Lichtenstein
                                     ------------------------------
                                     WARREN G. LICHTENSTEIN